Exhibit 99.1

Westport Reports First Quarter Fiscal 2011 Financial Results

~First Quarter Revenues Increase 76% Year Over Year; Company Increases Revenue Outlook~

VANCOUVER, Aug. 4, 2011 /CNW/ - Westport Innovations Inc. (TSX:WPT/NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today reported financial results for the first quarter fiscal 2011 ended June 30, 2011 (FY2011) and provided an update on operations. Please note that the Company has changed its year-end from March 31 to December 31 to align the year ends of all the consolidated operating companies to the calendar year as stated in Westport's press release dated June 8, 2011. All figures are in U.S. dollars unless otherwise stated.

"Strong demand from the North American refuse truck market and Westport's global Light-Duty (LD) automotive business helped grow revenue for the quarter to $45 million, up 76% year-over-year," said David Demers, CEO of Westport Innovations. "As more mature Westport lines of business demonstrate strong growth and bottom line financial performance, we are making strategic investments to maintain Westport's technology leadership and expand our coverage across the full range of worldwide markets for engines."

"The market for natural gas heavy-duty trucks saw transformative investments announced recently by Encana, Chesapeake and Clean Energy that will see rapid development of fueling corridors as well as their own adoption of natural gas as a vital energy source in their operations and supply chain. These investments will deliver infrastructure support as we launch new products and trucking applications over the next two years. We expect similar partnership models will be announced to help support market penetration in Europe and China as well."

"As we outlined in our prospectus offering last fall, we have been investing to significantly broaden our technology and market offerings to expand into light-duty commercial fleets, and also to high horsepower applications such as mining and rail. During the quarter, Westport announced new agreements with GM and Caterpillar to integrate our technologies with their products and explore market opportunities for natural gas engines with these global leaders."

"As announced in the quarter our light-duty vehicle business has acquired Emer, a global leader in off-engine systems for light-duty vehicles. We have combined and rebranded all of our light-duty activity under the name 'Westport LD', which, like our heavy-duty business, will pursue a global leadership position using our technology-led, capital-light business model relying on partnerships and alliances to achieve global scale. Westport LD will offer a range of products and services to leading OEMs, fleets, fueling partners and other market participants."

First Quarter Financial and Business Highlights

•	Reported consolidated revenues of $44.9 million for the quarter ended June 30, 2011 compared to $25.5 million for the same period last year, an increase of 76%.

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Reported net loss of $18.1 million ($0.38 loss per share) for the period ending June 30, 2011 compared to a net loss of $8.1 million ($0.20 loss per share) for the same period last year. Adjusted EBITDA losses for the three months ended June 30, 2011 and 2010 were $10.6 million and $5.2 million, respectively.

•	Reported cash and short-term investments balance as at June 30, 2011 of $162.4 million compared to $180.3 million as at March 31, 2011.

•	Announced intention to acquire Emer S.p.A. of Italy; transaction closed on July 1, 2011.

•	Signed an agreement with General Motors to research advanced natural gas engine technology for light-duty vehicles.

•	Signed an agreement with Caterpillar to evaluate direct injection, natural gas fuel system technologies for possible use on Caterpillar's large engines.

•	Announced Heckmann order for 200 Peterbilt LNG trucks powered by Westport HD Systems.

Economic Outlook

For the calendar year ended December 31, 2010, Westport reported consolidated revenue of $144.4 million. Westport is revising its revenue outlook for the calendar year ending December 31, 2011 and increasing the Company's expected revenue growth to approximately 40% year-over-year, not including revenue contribution from the acquisition of Emer on July 1, which is expected to contribute between $31 million and $34 million through the remainder of the calendar year.

First Quarter Fiscal Year 2011 Financial Results

Westport's consolidated revenues for the three months ended June 30, 2011 were $44.9 million, an increase of $19.4 million, or 76.0%, from $25.5 million in the same period last year. CWI revenue for the quarter was $31.9 million on 1,056 units as compared to $24.3 million on 724 units for the quarter ended June 30, 2010. Westport LD contributed $10.9 million in revenue for the quarter ended June 30, 2011. Westport HD product revenue for the three months ended June 30, 2011 was $1.3 million with 17 HD Systems shipped, compared to $0.5 million in the comparative quarter with 6 Systems shipped.

Westport's engine development program with Volvo is proceeding as planned. Westport records service revenue based on the successful completion of program milestones. Therefore, with no milestone scheduled for the quarter ended June 30, 2011, no service revenue was recorded. During the quarter ended June 30, 2011, $3.6 million in costs related to the Company's efforts under the Volvo development agreements were recorded in research and development expenses. These expenses will be reimbursable on completion of the next milestone, which is currently scheduled for the quarter ended December 31, 2011.

Gross margin for the three months ended June 30, 2011 was $15.2 million, or 33.9% of total revenue, compared to $8.8 million, or 34.5% of total revenue, in the prior year period. CWI gross margin and gross margin percentage for the quarter ended June 30, 2011 increased to $14.0 million and 43.9%, respectively, from $8.6 million and 35.3%, respectively, in the prior year period, due primarily to improved product reliability and reduction in selling and warehousing expenses. Westport HD gross margin (not including service revenue) and gross margin percentage for the quarter ended June 30, 2011 was negative $1.0 million and negative 51.4%, respectively, compared to $0.2 million and 15.7%, respectively, in the prior year period. During the quarter, Westport HD recorded a campaign accrual of approximately $0.9 million to help improve product reliability in the early adopter customer base of in-service vehicles. Westport LD recorded a gross margin and gross margin percentage of $2.2 million and 20.6%, respectively.

For the three months ended June 30, 2011, operating expenses (research and development, general and administrative and sales and marketing) were $25.1 million compared to $13.0 million in the prior year period. This increase was driven primarily by:

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An increase in Westport HD and corporate operating expenses by $8.0 million, primarily as a result of higher materials costs and allocation of more resources associated with the Volvo product development, of which $3.6 million is reimbursable under the Volvo development agreements; $1.5 million was attributed to one-time administrative expenses related to the acquisition of Emer; and $1.6 million in stock-based compensation and the rest was attributed to an increase in costs to support natural gas market development.

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Westport LD's integration of OMVL's operating expenses of $3.1 million, of which $1.6 million is research and development activity related to the expansion product offerings to light-duty automotive OEMs.

•	An increase in CWI's expenses of $1.5 million related primarily to an increase in policy expense, offset by lower research and development and administrative costs by $0.4 million.

For the three months ended June 30, 2011 Westport recorded $0.4 million income from its 35% interest in Weichai Westport Inc. (WWI). This is compared to a net equity loss of $0.2 million for the quarter ended June 30, 2010, attributed to its previous 49% interest in Westport Light Duty Inc. (formerly, Juniper Engines Inc.), the joint venture between Westport and OMVL, (prior to July 2, 2010). Although not consolidated in the revenue lines, Westport notes that WWI saw revenue growth of approximately 125% on shipments of 1,654 engines during the quarter.

Net loss attributed to the Company for the three months ended June 30, 2011 was $18.1 million, or $0.38 loss per share, compared to net loss of $8.1 million, or $0.20 loss per share, in the three months ended June 30, 2010. Westport's adjusted EBITDA loss for the quarter ended June 30, 2011 was $10.6 million compared to $5.2 million last year. As noted above, $3.6 million of this amount will be reimbursable under Westport's Volvo program agreement and $1.5 million related to one time acquisition expenses.

As of June 30, 2011, Westport's cash, cash equivalents and short-term investments balance was $162.4 million compared to $180.3 million at March 31, 2011. For the three months ended June 30, 2011, cash used in operations was $16.0 million with $11.8 million used for operating purposes, and $4.2 million used for working capital. Cash used in investing activities included purchase of fixed assets of $1.8 million and loan advances of $1.6 million, offset by a net proceeds from the sale of short-term investments of $8.4 million. Cash flows from financing included $0.8 million in shares issued for stock option exercises offset by repayment of short-term debt of $0.2 million. Foreign exchange on Canadian dollar and Euro denominated cash balances resulted in a positive adjustment to cash and cash equivalents by approximately $0.8 million. Subsequent to the quarter end, Westport closed its acquisition of Emer and paid down approximately $36 million in that company's debt, and on July 3, 2011, on the maturity of the Company's 2008 subordinated debenture notes, Westport repaid the principal of CDN$15.0 million plus accrued interest.

Westport Light-Duty (Westport LD) Business Highlights

Westport LD offers a range of products and services to the light-duty vehicle and industrial markets, including market development, product design and engineering, complete proprietary engine and vehicle systems and proprietary components.

In the quarter, Westport entered into an agreement with General Motors to research advanced natural gas engine technologies for light-duty vehicles. Both General Motors and Westport will bring their extensive expertise to develop natural gas engine controls, emissions and performance strategies. Westport LD also announced a planned technical centre in Detroit, Michigan to support automotive OEMs.

Westport LD, under its Juniper Engines brand, is the exclusive supplier of 2.4L LPG engines to Clark Material Handling. Westport LD also completed the one-year oil field service trial of five engines in Alberta and Saskatchewan, demonstrating excellent performance, durability and fuel efficiency.

Subsequent to June 30, 2011, Westport acquired Emer S.p.A. of Italy, a leading fuel system provider in the CNG and LPG industry with a significant track record in technology innovation and operations. Emer also brings new and leading OEM relationships (including FIAT and VW), complementary strategic markets including Italy, Germany and India, and significant sales synergies. Westport LD now offers a complete systems solution to OEMs looking to take advantage of the growing alternative fuel market.

Cummins Westport Inc. (CWI) Business Highlights

CWI, a 50:50 global joint venture between Westport and Cummins Inc., is focused on the development, marketing and sale of mid-range, low-emissions alternative fuel engines for applications such as trucks and buses. CWI revenues increased by 31.7% to $31.9 million for the quarter ended June 30, 2011 from $24.3 million in same period last year. CWI's net income attributable to Westport was $2.9 million compared to $1.5 million in the prior year, an increase of $1.4 million or 94%.

During the quarter ended June 30, 2011, CWI shipped 350 units to the North American refuse truck market. This market segment has exhibited a growing preference for CWI's clean and efficient natural gas engines. Also contributing to CWI's performance was a robust regional haul truck market. During the quarter, CWI shipped its first ten engines for use in Volvo VNM daycab tractors for use in regional haul applications. These Volvo tractors will be operated by Talon Logistics, the transportation division of Giant Eagle, a food and fuel retailer based in Pennsylvania.

CWI also achieved a major product milestone during the quarter, building and shipping the 10,000th ISL G engine. Launched in 2007 as the first heavy-duty engine certified to the stringent U.S. Environmental Protection Agency 2010 emission standards, the ISL G has in four years become the preferred natural gas engine for truck and bus customers worldwide.

Weichai Westport Inc. (WWI) Business Highlights

Weichai Westport continues to build strong engine sales with 1,654 units shipped during the quarter, an increase of 148% over the same period last year.  In the first half of calendar 2011, WWI shipped 3,425 units, an increase of 181% over the same period last year. The joint venture expects strong market demand for the second half of 2011 and state-owned fuel providers are active in building LNG transportation infrastructures.

Westport Heavy-Duty (Westport HD) Business Highlights

During the quarter ended June 30, 2011, truck OEMs (Kenworth and Peterbilt) began the delivery of LNG trucks powered by Westport HD Systems to Robert Transport and Vedder Transport. Westport continues to work with the truck OEMs to obtain necessary build slots and invest in market development initiatives to accelerate the adoption of natural gas trucks. In addition, Chesapeake Energy's commitment to invest in publicly accessible CNG and LNG truck fueling stations is expected to accelerate infrastructure build out and drive greater demand for natural gas trucks.

Development of the Volvo HD engine is progressing as scheduled. Westport has received the first engineering development truck from Volvo and completed designs for the main off-engine components including the LNG tank/pump module.

Non-GAAP Financial Measure

Westport considers and uses Adjusted EBITDA as a supplemental measure of its operating performance. Westport defines Adjusted EBITDA as a net loss attributed to the Company before (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) amortization of stock-based compensation, (e) unrealized foreign exchange loss (gain), (f) income (loss) from unconsolidated joint ventures and (g) gains. The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport's actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA only supplementally.

	Three Months Ended
	June 30,
	2011	2010
Net loss attributed to the Company	$(18,113)	$(8,050)
Provision for income taxes	3,733	1,810
Depreciation and amortization	853	424
Interest expense, net	1,076	577
Amortization of stock-based compensation	2,212	632
Unrealized foreign exchange loss (gain)	54	(566)

EBITDA	(10,185)	(5,173)
Less: Gains and other	(65)	160
Less: Income (loss) from unconsolidated joint ventures	445	(155)

Adjusted EBITDA	$(10,565)	$(5,178)

Outlook

This press release includes financial outlook information for Westport and such information is being provided for the purpose of updating prior revenue disclosure and may not be appropriate for, and should not be relied upon for, other purposes.

Live Conference Call & Webcast

The public is invited to listen to the conference call in real time by telephone or webcast on August 4, 2011 at 2:00 pm Pacific Time. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/investors.

Replay Conference Call & Webcast

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until August 18, 2011. Shortly after the conference call, the webcast will be archived on the Company's website and replay will be available in streaming audio.

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG). The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Westport LD is focused on light-duty automotive systems, components and engines, including 2.4L engines for industrial applications such as forklifts and oilfield service. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles. Westport Heavy Duty (Westport HD) is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note: This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance of our products, future market opportunities, speed of adoption of natural gas for transportation, our estimates and assumptions used in our accounting policies, accruals, financial condition and effect of acquisitions. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the progress of clean air plans at the Port of Los Angeles and Long Beach and other global government stimulus packages, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

%CIK: 0001370416

For further information:
Inquiries:

Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 16:34e 04-AUG-11